UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                       MILLSTREAM ACQUISITION CORPORATION
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   601316102
                                   ---------
                                 (CUSIP Number)

                               James E. Kaye, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (213) 872-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 5, 2004
                                  -----------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13D

CUSIP NO.: 601316102                                          Page 2 of 13 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR CAPITAL PARTNERS LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  698,834
    Shares

Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   698,834
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  698,834

13 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  14.6%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D

CUSIP NO.: 601316102                                          Page 3 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR ADVISORS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  698,834
    Shares

Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   698,834
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  698,834

13 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  14.6%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP NO.: 601316102                                          Page 4 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  OTQ LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  DELAWARE

                           7        Sole Voting Power
 Number of                                  254,166
    Shares

Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   254,166
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  254,166

13 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  5.3%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP NO.: 601316102                                          Page 5 of 13 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MARK H. RACHESKY, M.D.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF; PF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  UNITED STATES OF AMERICA

                           7        Sole Voting Power
 Number of                                  1,076,000
    Shares

Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,076,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,076,000

13 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  22.5%

14       Type of Reporting Person (See Instructions)

                  IA; IN

                                                              Page 6 of 13 Pages


               This Statement on Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the "Shares") of Millstream Acquisition Corporation (the "Issuer"). Certain of the securities reported herein were previously reported on Schedule 13G, the last amendment of which was filed on April 21, 2004. This Statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report the recent acquisition of Shares, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 20% of the outstanding Shares.

Item 1.        Security and Issuer

               This Statement relates to the Shares. The address of the principal executive office of the Issuer is 435 Devon Park Drive, Bldg. 400, Wayne, Pennsylvania 19087.

Item 2.        Identity and Background

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i) MHR Capital Partners LP ("Capital Partners");

               (ii) MHR Advisors LLC ("Advisors");

               (iii) OTQ LLC ("OTQ"); and

               (iv) Mark H. Rachesky, M.D. ("Dr. Rachesky")

               This Statement relates to the Shares and other securities held for the accounts of Capital Partners, OTQ and certain personal trusts and charitable foundation accounts (the "Personal Accounts") established by Dr. Rachesky. Dr. Rachesky exercises voting and/or investment power over the portfolio securities of such Personal Accounts and, in such capacity, Dr. Rachesky may be deemed to beneficially own the Shares and other securities held for the accounts of the Personal Accounts.

                              The Reporting Persons

               Capital Partners is a Delaware limited partnership. The principal business of Capital Partners is investment in securities.

               Advisors is a Delaware limited liability company and the general partner of Capital Partners. The principal business of Advisors is to provide management and advisory services to Capital Partners. Current information concerning the identity and background of the directors and officers of Advisors is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

               OTQ is a Delaware limited liability company. The principal business of OTQ is investment in securities. Current information concerning the identity and background of the directors and officers of OTQ is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

               Dr. Rachesky, is the managing member of Advisors and OTQ. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

               Each Reporting Person's principal business address is 40 West 57th Street, 24th Floor, New York, N.Y. 10019.

               During the past five years, none of the Reporting Person and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                              Page 7 of 13 Pages

Item 3.        Source and Amount of Funds or Other Consideration

               Capital Partners expended approximately $3,542,080.00 of its working capital to purchase the securities reported herein as having been acquired within 60 days of the date hereof as set forth in Annex B hereto. OTQ expended approximately $1,127,413.00 of its working capital to purchase the securities reported herein as having been acquired within 60 days of the date hereof as set forth in Annex B hereto. Dr. Rachesky expended approximately $869,204.00 of his personal funds to purchase the securities reported herein as having been acquired within 60 days of the date hereof for the Personal Accounts as set forth in Annex B hereto.

               The securities held for the accounts of Capital Partners, OTQ, and the Personal Accounts may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, may be pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of Capital Partners, OTQ, and Personal Accounts were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to this Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer

               According to information provided by the Issuer in its most recently filed annual report on Form 10-K, the amount of Shares outstanding is 4,775,000 Shares as of February 4, 2004.

               (a) (i) Capital Partners and Advisors may be deemed the beneficial owner of 698,834 Shares (approximately 14.6% of the total number of Shares outstanding). This number consists of 698,834 Shares held for the account of Capital Partners.

                    (ii) OTQ may be deemed the beneficial owner of 254,166 Shares (approximately 5.3% of the total number of Shares outstanding). This number consists of 254,166 Shares held for its account.

                    (iii) Dr.  Rachesky  may  be  deemed the beneficial owner of
1,076,000 Shares (approximately 22.5% of the total number of Shares outstanding). This number consists of A) 698,834 Shares held for the account of Capital Partners, B) 254,166 Shares held for the account of OTQ, C) 123,000 Shares held for the accounts of the Personal Accounts.

               (b) (i) Capital Partners and Advisors may be deemed to have the sole power to direct the voting and disposition of the 698,834 Shares which may be deemed to be beneficially owned by Capital Partners and Advisors as described above.

                    (ii) OTQ may be deemed to have the sole power to direct the voting and disposition of the 254,166 Shares which may be deemed to be beneficially owned by OTQ as described above.

                    (iii) Dr. Rachesky may be deemed to have the sole power to direct the voting and disposition of the 1,076,000 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

                                                              Page 8 of 13 Pages


               (c) Except for the transactions listed on Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since March 7, 2004 (60 days prior to the date herof) by any of the Reporting Persons.

               (d) (i) The partners of Capital Partners, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners in accordance with their partnership interests in Capital Partners.

                    (ii) The members of OTQ have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of OTQ in accordance with their membership interests in OTQ.

                    (iii) Included within the Personal Accounts are certain trusts. The beneficiaries of certain of these trusts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective trusts in accordance with their beneficiary interests in their respective trusts.

               (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Each of Capital Partners and OTQ also hold warrants to purchase Shares. As of the date hereof, Capital Partners holds warrants to purchase 488,001 Shares and OTQ holds warrants to purchase 242,999 Shares. The warrants are not presently exercisable but will become exercisable upon the later of the Issuer's completion of a business combination or August 25, 2004. Certain of the Shares and warrants held for the accounts of Capital Partners and OTQ were acquired through the purchase of units of the Issuer ("Units"). Each Unit consists of one Share and two warrants to purchase Shares.

               From time to time each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

               Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

         The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 13 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 6, 2004                  MHR CAPITAL PARTNERS LP

                                   By: MHR Advisors LLC,
                                       its General Partner

                                   By: /s/ Hal Goldstein
                                      -------------------------------
                                      Name:  Hal Goldstein,
                                      Title: Vice President


                                   MHR ADVISORS LLC

                                   By:/s/ Hal Goldstein
                                      -------------------------------
                                     Name:  Hal Goldstein,
                                     Title: Vice President


                                   OTQ LLC

                                   By: /s/ Hal Goldstein
                                      -------------------------------
                                      Name:  Hal Goldstein
                                      Title: Authorized Signatory


                                   MARK H. RACHESKY, M.D.

                                   /s/ Mark H. Rachesky, M.D.
                                   ----------------------------------

                                                             Page 10 of 13 Pages

                                     ANNEX A

                   Directors and Officers of MHR Advisors LLC


Name/Citizenship          Principal Occupation             Business Address

Mark H. Rachesky, M.D.    Managing Member and Principal    40 West 57th Street
(United States)                                            24th Floor
                                                           New York, N.Y. 10019


Hal Goldstein             Vice President and Principal     40 West 57th Street
(United States)                                            24th Floor
                                                           New York, N.Y. 10019



                        Directors and Officers of OTQ LLC


Name/Citizenship          Principal Occupation             Business Address

Mark H. Rachesky, M.D.    Managing Member and Principal    40 West 57th Street
(United States)                                            24th Floor
                                                           New York, N.Y. 10019


Hal Goldstein             Vice President and Principal     40 West 57th Street
(United States)                                            24th Floor
                                                           New York, N.Y. 10019



               Except as otherwise set forth herein, to the best of the Reporting Persons' knowledge:

               (a) None of the above persons hold any Shares. /1/

               (b) None of the above  persons has any  contracts,  arrangements,
understandings  or  relationships  with  respect  to  the  Shares.   Item  6  is
incorporated herein by reference. /1/




--------------------------------------
/1/ Mr Goldstein is a beneficial owner of the Shares through his ownership of interests in Advisors and OTQ.

                                                             Page 11 of 13 Pages

                                     ANNEX B

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                       MILLSTREAM ACQUISITION CORPORATION

                          Date of        Nature of    Number of
For the Account of      Transaction     Transaction   Securities         Price
------------------      -----------     -----------   ----------         -----

MHR Capital Partners    March 10, 2004     Buy        6,667 units        $7.13
                                                                         /unit

OTQ LLC                 March 10, 2004     Buy        3,333 units        $7.13
                                                                         /unit

MHR Capital Partners    March 10, 2004     Buy      286,667 shares       $5.225
                                                                         /share

OTQ LLC                 March 10, 2004     Buy      143,333 shares       $5.225
                                                                         /share

MHR Capital Partners    March 10, 2004     Buy      166,667 warrants     $1.026
                                                                         /wt

OTQ LLC                 March 10, 2004     Buy       83,333 warrants     $1.026
                                                                         /wt

MHR Capital Partners    March 12, 2004     Buy       46,667 shares       $5.23
                                                                         /share

OTQ LLC                 March 12, 2004     Buy       23,333 shares       $5.23
                                                                         /share

MHR Capital Partners    April 14, 2004     Buy       13,333 units        $9.41
                                                                         /units

OTQ LLC                 April 14, 2004     Buy        6,667 units        $9.41
                                                                         /units

MHR Capital Partners    April 16, 2004     Buy       22,333 shares       $6.34
                                                                         /share

OTQ LLC                 April 16, 2004     Buy       11,167 shares       $6.34
                                                                         /share

MHR Capital Partners    April 16, 2004     Buy       14,000 warrants     $1.96
                                                                         /wt

OTQ LLC                 April 16, 2004     Buy        7,000 warrants     $1.96
                                                                         /wt

MHR Capital Partners    April 21, 2004     Buy       23,000 shares       $6.43
                                                                         /share

MHR Capital Partners    April 22, 2004     Buy       46,500 shares       $6.82
                                                                         /share

MHR Capital Partners    April 23, 2004     Buy       10,000 shares       $6.80
                                                                         /share

MHR Capital Partners    April 26, 2004     Buy       73,000 shares       $6.85
                                                                         /share

MHR Capital Partners    April 27, 2004     Buy       37,000 shares       $6.86
                                                                         /share

Personal Accounts       May 5, 2004        Buy      123,000 shares       $7.0667
of Mark H. Rachesky,                                                     /share
M.D.

Note: One Unit equals one common share plus two warrants

                                                             Page 12 of 13 Pages

                                  EXHIBIT INDEX

Ex.                                                                     Page No.
---                                                                     --------
A.       Joint  Filing  Agreement,  dated as of May 6,  2004,
         by and between MHR Capital Partners LP, MHR Advisors LLC,
         OTQ LLC and Mark H. Rachesky, M.D....................                13

                                                             Page 13 of 13 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

               The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of Millstream Acquisition Corporation, dated as of May 6, 2004, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: May 6, 2004                  MHR CAPITAL PARTNERS LP

                                   By: MHR Advisors LLC,
                                       its General Partner

                                   By: /s/ Hal Goldstein
                                      -------------------------------
                                      Name:  Hal Goldstein,
                                      Title: Vice President


                                   MHR ADVISORS LLC

                                   By:/s/ Hal Goldstein
                                      -------------------------------
                                     Name:  Hal Goldstein,
                                     Title: Vice President


                                   OTQ LLC

                                   By: /s/ Hal Goldstein
                                      -------------------------------
                                      Name:  Hal Goldstein
                                      Title: Authorized Signatory


                                   MARK H. RACHESKY, M.D.

                                   /s/ Mark H. Rachesky, M.D.
                                   ----------------------------------